

February 11, 2020

Eldee Tang
Chief Executive Officer
Noble Vici Group, Inc.
1 Raffles Place #33-02
One Raffles Place Tower One
Singapore 048616

> **Re: Noble Vici Group, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2019**
> **Filed July 15, 2019**
> **File No. 000-54761**

Dear Mr. Tang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2019

Key Performance Indicators: Gross Cash Receipts, Supplier Product & Logistics Allowance and Commission Payout, page 17

1. Please tell us how the items under this heading correlates to your financial statements. In this regard, we note you reconcile gross cash receipts to net sales yet it is unclear why the reconciling items are excluded from gross cash receipts and not included in your financial statements. For example, if you received cash proceeds for undelivered items, we would anticipate this amount to be recorded as deferred revenue. However, we are unable to reconcile this amount to the change in deferred revenue on your balance sheet. Please advise how you are accounting for undelivered items. Further, it is unclear why supplier's product and logistics allowances and commission payout are excluded from net sales rather than being presented gross. Please explain how you accounted for such items based on your stated revenue recognition policies on page F-10 and revise your discussion to

indicate why management believes the presentation provides useful information to investors.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

2.   We note the existence of "Emphasis of Matter" language in the report of your independent registered public accounting firm. Such language makes reference to Note 2 where management expresses substantial doubt about the Company's ability to continue as a going concern. Please note that AS 2415.03c of the PCAOB's general auditing standards requires the auditor to include an explanatory paragraph, including an appropriate title (immediately following the opinion paragraph), in his audit report to reflect his conclusion if substantial doubt exists. Please have your auditor's review the appropriate audit standards and revise their opinion, if necessary, to be in conformity therewith. If your auditor believes no revision is necessary, please explain in detail.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Jim Allegretto at (202) 551-3849 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services